Exhibit 99.1

Scotiabank reports record annual net income

Scotiabank's 2012 audited annual consolidated financial statements and accompanying management's discussion & analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information report, which includes fourth quarter financial information.  All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year October 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.  The Bank transitioned from Canadian GAAP to IFRS effective for the interim and annual periods beginning the first quarter of fiscal 2012.  Comparative periods in 2011 were also restated to reflect IFRS changes.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Fiscal 2012 Highlights

•         Net income of $6,466 million, up 21% from last year

•         Earnings per share (diluted) of $5.22 versus $4.53, up 15.2%

•         ROE was 19.7% versus 20.3%

•         Productivity ratio of 52%, versus 53.9%

•         Annual dividends per share of $2.19, compared to $2.05, an increase of 6.8%

•         Tier 1 capital ratio of 13.6%, compared to 12.2% last year

•         Tangible common equity ratio of 11.3%, compared to 9.6% last year

Fourth Quarter Highlights (versus Q4, 2011)

•         Net income of $1,519 million, up 31% from $1,157 million

•         Earnings per share (diluted) of $1.18 compared to $0.97, up 22%

•         ROE of 16.4%, unchanged from last year

•         Productivity ratio of 54.9%, versus 57.9%

•         Quarterly dividend of 57 cents per common share

Fiscal 2012 Performance versus Objectives:

The Bank met or exceeded its four key financial and operational objectives this year as follows (2012 performance excluding 2012 real estate gains is reflected in parentheses):

1.     Earn a return on equity (ROE)1 of 15 to 18%.  For the full year, Scotiabank earned an ROE of 19.7% (17.6%).

2.     Generate growth in EPS (diluted) of 5 to 10%2.  The year-over-year EPS growth was 22.2%2 (8.0%).

3.     Maintain a productivity ratio1 of less than 58%. Scotiabank's performance was 52.0% (54.3%).

4.     Maintain sound capital ratios.  With a Tier 1 ratio of 13.6% and a TCE ratio of 11.3%, Scotiabank's capital ratio remains strong.

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

TORONTO, Dec. 7, 2012 /CNW/ - For the full year Scotiabank achieved record net income of $6,466 million in 2012, up 21%.  Earnings per share (EPS) (diluted) were $5.22, compared to $4.53 in 2011, an increase of 15.2%.  Adjusting for real estate gains in 2012 (61 cents per share) and non-recurring acquisition-related gains in 2011 (26 cents per share), diluted earnings per share rose 8.0% in 2012.

Scotiabank reported net income for the fourth quarter ended October 31, 2012 of $1,519 million, up 31% from $1,157 million for the same period last year.  Diluted earnings per share (EPS) were $1.18, compared to $0.97 last year, an increase of 22.2%.  Return on equity was 16.4%, unchanged from last year.

"Scotiabank had strong overall results this year with record net income and revenues and very good contributions from each of our four business lines," said Rick Waugh, Scotiabank CEO.  "Our keen focus on expense management resulted in positive operating leverage across the Bank.  We continue to have a solid track record of earnings and dividend growth with superior compound annual shareholder returns of 13.0% over 10 years and 15.6% over 20 years.  In an uncertain global environment, our proven, straightforward business model, anchored in diversity, as well as our strong focus on risk management positions us well for continued success.

"Canadian Banking had a very good quarter with net income of $481 million.  Results were driven by volume growth in residential mortgages and commercial lending. There were higher deposit volumes in retail, commercial and small business banking and margins remained stable.  As well, provisions improved compared to last year. Our recently completed acquisition of ING DIRECT Canada solidifies Scotiabank as Canada's third largest retail bank and provides an excellent opportunity to continue to grow and diversify our business and funding base.

"International Banking delivered strong earnings with net income of $453 million.  Year-over-year growth was driven by our acquisition of Banco Colpatria and solid contributions from Latin America and Asia.  Good retail and commercial lending and deposit growth underpinned these results, particularly in Latin America.  These results continue to reflect the benefit of our diverse geographic footprint across the Caribbean, Latin America and Asia.

"Net income in Global Wealth Management was $300 million this quarter, a strong performance.  The business line continued to earn through uncertainty in financial markets, with assets under management growing to $115 billion.  Expense growth was effectively contained.

"Global Banking and Markets reported net income of $396 million, with growth in revenues of 37%, compared to the same period last year due in part to more favourable market conditions. This year's results reflect higher revenues from fixed income initiatives that performed well and growth in other key product areas.  Diversification across the business allowed for effective management of risk and stable results despite continued volatility in markets.

"Going forward, the four business lines, which now report to Brian Porter, our new President, will continue to execute on the Bank's strategy and adapt to our increasingly changing environment.

"I would like to thank the entire Scotiabank team for their hard work over this past year in meeting the needs of our customers and our financial objectives. Our efforts were most recently recognized by The Banker, a Financial Times publication that named Scotiabank as the Global Bank of the Year and Bank of the Year in the Americas. This is the first time that a Canadian bank has received either of these prestigious awards. We were also named Bank of the Year in Canada, Antigua, Barbados, Belize, Turks and Caicos and the British Virgin Islands.

"The Bank is well positioned to continue to deliver growth in all business lines. Earnings have remained resilient despite the moderated global economic growth. The Bank's diversified platforms, sustainable revenues, high profitability, strong capital and its focus on adding new customers, particularly in the higher growth markets, should continue to support growth in 2013 and beyond."

Financial Highlights(1)

	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2012	2012	2011	2012	2011

Operating results ($ millions)
Net interest income	2,580	2,567	2,329	10,003	9,014
Net interest income (TEB(2))	2,584	2,572	2,334	10,020	9,035
Non-interest revenue	2,284	2,945	1,896	9,698	8,296
Non-interest revenue (TEB(2))	2,354	3,017	1,965	9,969	8,562
Total revenue	4,864	5,512	4,225	19,701	17,310
Total revenue (TEB(2))	4,938	5,589	4,299	19,989	17,597
Provision for credit losses	321	402	281	1,252	1,076
Operating expenses	2,713	2,618	2,489	10,403	9,481
Provision for income taxes	311	441	298	1,580	1,423
Provision for income taxes (TEB(2))	385	518	372	1,868	1,710
Net income	1,519	2,051	1,157	6,466	5,330
Net income attributable to common shareholders	1,398	1,946	1,071	6,023	4,965

Operating performance
Basic earnings per share ($)	1.20	1.70	0.99	5.31	4.63
Diluted earnings per share ($)	1.18	1.69	0.97	5.22	4.53
Adjusted diluted earnings per share(2) ($)	1.21	1.72	1.00	5.33	4.62
Return on equity(2) (%)	16.4	24.6	16.4	19.7	20.3
Productivity ratio (%) (TEB(2))	54.9	46.9	57.9	52.0	53.9
Core banking margin (%) (TEB(2))	2.35	2.33	2.26	2.32	2.32
Banking margin on average total assets (%) (TEB(2))	2.12	2.11	2.07	2.10	2.11

Financial position information ($ millions)
Cash and deposits with banks	54,804	62,438	45,222
Trading assets	87,596	93,797	75,799
Loans	364,766	356,558	327,573
Total assets	668,044	669,970	594,423
Deposits	463,609	461,022	421,335
Common equity	35,252	32,414	26,356
Preferred shares	4,384	4,384	4,384
Assets under administration(2)	327,977	315,403	297,668
Assets under management(2)	114,694	108,680	102,733

Capital measures(1)
Tier 1 capital ratio (%)	13.6	12.6	12.2
Total capital ratio (%)	16.7	14.4	13.9
Tangible common equity to risk-weighted assets(2) (%)	11.3	10.2	9.6
Assets-to-capital multiple	15.0	17.2	16.6
Risk-weighted assets ($ millions)	253,309	252,399	233,970

Credit quality
Net impaired loans ($ millions)(3)	1,973	2,032	1,957
Allowance for credit losses ($ millions)	2,969	2,862	2,689
Net impaired loans as a % of loans and acceptances(3)	0.53	0.56	0.58
Provision for credit losses as a % of average loans and acceptances (annualized)	0.34	0.44	0.34	0.35	0.34

Common share information
Share price ($)
High	55.00	54.89	54.96	57.18	61.28
Low	51.24	50.25	49.00	47.54	49.00
Close	54.25	52.35	52.53
Shares outstanding (millions)
Average - Basic	1,166	1,142	1,086	1,133	1,072
Average - Diluted	1,184	1,160	1,118	1,160	1,108
End of period	1,184	1,146	1,089
Dividends per share ($)	0.57	0.55	0.52	2.19	2.05
Dividend yield(4) (%)	4.3	4.2	4.0	4.2	3.7
Market capitalization ($ millions)	64,252	59,988	57,204
Book value per common share ($)	29.76	28.29	24.20
Market value to book value multiple	1.8	1.9	2.2
Price to earnings multiple	10.2	10.3	11.3

Other information
Employees	81,497	81,281	75,362
Branches and offices	3,123	3,115	2,926

(1)	The Bank has adopted IFRS effective November 1, 2011. All amounts reflect the adoption of IFRS, except for capital measures. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the year.

Forward Looking Statements

Our public communications often include oral or written forward looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications.  All such statements are made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies.  Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.  Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity.  These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the MD&A.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Scotiabank became the first Canadian bank to be named Global Bank of the Year and Bank of the Year in the Americas by The Banker magazine. Scotiabank was also recognized by the magazine as Bank of the Year in Canada, Antigua, Barbados, Belize, Turks and Caicos and the British Virgin Islands.

Recent initiatives

•         The Bank completed the acquisition of ING DIRECT Canada.  This acquisition solidifies Scotiabank as Canada's third largest retail bank and provides an excellent opportunity to continue to grow and diversify our business and our funding base. ING DIRECT Canada will continue to operate as a separate and distinct wholly-owned subsidiary, providing low cost and highly competitive products to self-directed customers.

•         In Canada, the Bank launched a strategic partnership with American Express offering a leading suite of Scotiabank American Express Cards. These new cards are now among the best customer offers in travel rewards providing up to 4X reward earning power. Scotiabank Canadian customers now have a choice between two card networks - Visa and American Express.

•         Scotiabank announced that it had reached an agreement to acquire 51 per cent of Colfondos AFP, a Colombian pension fund company.  With an existing presence in the retail space through Banco Colpatria, and now the wealth market through Colfondos, Scotiabank is well positioned to take advantage of Latin America's fourth-largest economy and increase its regional footprint in this segment.

Recognized for success

•         Cited by Bill Clinton in 'Time magazine' for outstanding progress in mobile technology and banking.  The Bank's mobile wallet partnership with Digicel and YellowPepper in Haiti has helped make banking easy, affordable and accessible to all Haitians.

•         Global Banking and Markets' Global Equity Sales group was recognized by Brendan Wood International as the industry leader in Canada in six categories, including Overall Quality of Sales Service, Understanding Client Portfolios and Trading Style, and Quality of Investment Ideas and Original Thinking.

•         Scotiabank continues to gain market share in mutual funds, with year-to-date net sales second highest in the industry, according to the most recent IFIC data (as of September 2012). Scotiatrust, meanwhile, has regained its #1 position among trust companies in estate assets, and remains #1 in personal custody assets, according to the most recent Investor Economics data (as of June 2012).

Serving customers

•         Global Banking and Markets acted as Financial Advisor and Co-Bookrunner to Alimentation Couche-Tard Inc. on its acquisition of Statoil Fuel & Retail ASA, for approximately US$3.6 billion, the largest transaction ever by a Canadian retailer.

Scotiabank's Bright Future Program in Action

•         Eight National finalists for the 2012 Scotiabank Game Changer program were chosen from 72 Scotiabank Game Changers recognized over the course of the 2012 CFL regular season, for their commitment to doing outstanding work for causes and people in their communities.  The winner received $100,000 towards their chosen charity.

•         Peru launched "Proyecto Logro" - an online community philanthropic initiative.  "Create, share and donate" are the key elements of this campaign where users upload a personal picture that shows a moment in time that they were proud of and Scotiabank donates 5 Soles (about $2) to a known charity in Peru called Ceritas. Since the campaign began there have been more than 102,000 'likes' and more than 1,300 photos have been uploaded.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and for which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) divided by average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank's Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Banking margin on average total assets (TEB)
The banking margin represents net interest income (on a taxable equivalent basis) divided by average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

TEB Gross up

	For the three months ended			For the year ended
TEB Gross up ($ millions)	October 31 2012	July 31 2012	October 31 2011	October 31 2012	October 31 2011
Net interest income	$4	$5	$5	$17	$21
Other operating income	70	72	69	271	266
Total revenue and provision for taxes	$74	$77	$74	$288	$287

Group Financial Performance

Q4 2012 v Q4 2011

Net income
Net income was $1,519 million in the fourth quarter, an increase of $362 million or 31% above the same quarter last year. The increase mainly reflected higher revenues, including the contributions of acquisitions, growth in earning assets and stronger trading revenues. These increases were partially offset by higher operating expenses and increased provision for credit losses.

Total revenue
Total revenue (TEB) of $4,938 million was $639 million or 15% higher than the same quarter last year, with significant increases in all three revenue categories. Net interest income rose from a wider core banking margin, mostly due to acquisitions, and higher volumes of core banking assets. Net fee and commission revenues were up due primarily to higher banking, underwriting and wealth management fees. The increase in other operating income was primarily from higher trading revenues, as well as a favourable change in the fair value of financial instruments used for asset/liability management.

Net interest income
Net interest income (TEB) was $250 million or 11% above the same period last year.  This increase was a result of both a 7% increase in core banking assets and a nine basis point increase in the core banking margin. The former was from higher lending volumes across all business lines. The nine basis point widening of the margin was primarily from the acquisition of Banco Colpatria, partly offset by a narrower spread on Canadian currency personal deposits.

Net fee and commission revenues
Compared to the same period last year, net fee and commission revenue of $1,634 million was up $145 million or 10%. This increase was primarily from increased revenues from cards, deposit and payment services including the contribution from the acquisition of Banco Colpatria. Underwriting fees rose $39 million, and mutual fund fees were up $26 million, in both DundeeWealth and Scotia Funds.

Other operating income
Other operating income (TEB) was $720 million, a significant $244 million or 51% increase from the fourth quarter of the previous year.  Most of this increase was from stronger trading revenues, particularly in fixed income. In addition, there was higher insurance underwriting income and a favourable change in the fair value of financial instruments used for asset/liability management.

Provision for credit losses
The provision for credit losses was $321 million in the fourth quarter compared to $281 million in the same period last year. This increase in provisions was due primarily to a decrease of $30 million in the collective allowance on performing loans last year, and higher provisions in International Banking this year.

Operating expenses and productivity
Operating expenses were $2,713 million in the fourth quarter, an increase of $224 million or 9% over the same quarter last year.  Acquisitions accounted for approximately $123 million or 55% of the growth in expenses. The remaining increase was due mainly to higher salaries from annual pay increases and additional staff for business expansion, as well as higher performance-based compensation.  Additionally, premises costs, technology and professional expenses rose, reflecting spending to support growth initiatives. Partially offsetting this increase were lower benefit costs due to actuarial revaluations of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, an improvement from 57.9% in the same quarter last year.

Taxes
The effective tax rate was 17.0% this quarter compared to 20.5% in the same quarter last year. The decrease was primarily due to a reduction in the statutory tax rate in Canada and the inclusion in last year's results of a valuation allowance recorded against a deferred tax asset related to a loss on disposal of subsidiary operations in a prior year. These decreases were partially offset by lower tax recoveries in foreign subsidiaries and proportionately lower tax-exempt dividend income.

Q4 2012 v Q3 2012

Net income
Net income was $1,519 million this quarter, down 26% compared to $2,051 million in the previous quarter. Last quarter's results included an after-tax gain on sale of real estate in Toronto of $614 million.  Adjusting for this, net income grew 6% quarter over quarter.  The favourable impact of lower taxes and provisions was partly offset by higher operating expenses.

Total revenue
Total revenue (TEB) of $4,938 million fell $651 million or 12% from the prior quarter entirely due to last quarter's real estate gain. The underlying increase of $76 million was driven by a slight rise in net interest income from a widening of the core banking margin, higher fee and commission revenues and increased gains on investment securities.  These were partly offset by lower trading revenues.

Net interest income
Net interest income (TEB) rose $12 million to $2,584 million. This increase reflected growth in residential mortgages and personal lending.  Partly offsetting were lower margins in Chile and in the fixed rate Canadian currency portfolio.

Net fee and commission revenues
Compared to the previous quarter, net fee and commission revenue of $1,634 million was $71 million or 5% higher.  This increase was primarily from seasonally higher banking fees in Latin America, higher mutual fund revenues, brokerage commissions and underwriting and other advisory fees.

Other operating income
Other operating income (TEB) was $720 million, a reduction of $734 million from the prior quarter, almost entirely from the real estate gain in the third quarter.  The remaining revenues were relatively flat as lower trading revenues (mainly in the fixed income and equity businesses) and the impact of the gain on sale of a leasing business in the prior quarter, were offset by higher gains on investment securities.

Provision for credit losses
The provision for credit losses of $321 million for the fourth quarter was down $81 million from last quarter. This was due to an increase of $100 million in the collective allowance on performing loans in the last quarter, partially offset by higher commercial provisions in Canadian Banking.

Operating expenses and productivity
Quarter over quarter, operating expenses were up $95 million or 4%, due mainly to higher levels of investment in revenue generating initiatives resulting in increased expenditures on advertising and business development, as well as growth in technology and professional expenses.  This was partially offset by lower benefit costs due to actuarial revaluation of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, compared to 53.9% in the third quarter adjusted for the real estate gain last quarter.

Taxes
The effective tax rate this quarter was 17.0%, compared to 17.7% in the prior quarter. This quarter benefitted from tax recoveries, an increase in deferred tax assets due to changes in tax rates in a foreign subsidiary and proportionately higher tax-exempt income. Last quarter benefitted from lower taxes on the gain on sale of real estate and a decline in non-deductible expenses.

Common Dividend

The Board of Directors at its meeting on December 6, 2012 approved the quarterly dividend of 57 cents per common share.  This quarterly dividend applies to shareholders of record as of January 2, 2013 and is payable January 29, 2013.

Outlook

Global growth has moderated and will likely remain subdued in 2013 as governments in many debt-heavy developed nations impose additional austerity measures to rein in outsized deficits.  Momentum in major emerging markets is moderating, but these markets remain the major drivers of global growth through next year and beyond. Robust domestic demand in these nations has helped to underpin world commodity markets and is becoming an important market opportunity for manufacturers and service industries around the globe.

The U.S. economy is benefiting from stronger consumer spending and the beginnings of a revival in the housing industry and is expected to be supported by continued monetary stimulus.  Canadian prospects will also benefit both from an improvement in U.S. domestic demand and generally buoyant markets for many commodities.  In Canada, despite concerning growth in debt levels, the Bank's customers and portfolios are in strong shape.  The Bank expects softening house prices will result in a soft landing due to high equity values in homes and continued growth in the Canadian economy.

The Bank is well positioned to continue to deliver growth in all business lines. Earnings have remained resilient despite the moderated global economic growth. The Bank's diversified platforms, sustainable revenues, high profitability, strong capital and its focus on adding new customers, particularly in the higher growth markets, should continue to support growth in 2013 and beyond.

Targets

The Bank's targets for 2013 are as follows:

•         Earn a return on equity (ROE) of 15 to 18%

•         Generate growth in EPS (diluted) of 5 to 10%(1)

•         Maintain a productivity ratio of less than 56%

•         Maintain strong capital ratios.

(1)	Excluding $708 million or 61 cents per share related to real estate gains in 2012.

Statement of Financial Position

Assets
The Bank's total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets
Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities
Investment securities grew by $3 billion due mainly to increased holding of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans
Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Liabilities
Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

Deposits
Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities
Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity
Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank's investments in its foreign operations, and lower unrealized losses on cash flow hedges.

Non-controlling interests
Non-controlling interests in subsidiaries increased $340 million due mainly to the acquisition of Banco Colpatria and current period net income attributable to non-controlling interests. Non-controlling interests capital instrument equity holders decreased $97 million due mainly to distributions.

Capital ratios

In 2012, the Bank's regulatory capital ratios improved and the Bank's capital position remains strong.

Tier 1 and Total capital ratios as at year end were 13.6% and 16.7%. These ratios continued to be well in excess of OSFI's minimum capital ratios of 7% and 10% and were strong by international standards.  Excluding the equity issued in 2012 for the Bank's acquisition of ING DIRECT Canada, Tier 1 and Total Capital ratios were 12.9% and 16.0% respectively.

Tangible common equity (TCE) is generally considered to be an important measure of a bank's capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank's capital position. During the year, the Bank's TCE ratio improved. At year end, the Bank's TCE was 11.3%, or 10.6 % excluding the equity issued in 2012 for the Bank's acquisition of ING DIRECT Canada.

Based on the Bank's analysis and assumptions, as at October 31, 2012, its Basel III fully implemented common equity Tier 1 ratio was 8.6%.  The ING DIRECT Canada acquisition which closed on November 15, 2012, will reduce the common equity Tier 1 ratio by approximately 85 basis points.

Business Segment Review

Canadian Banking

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2012	2012	2011	(2)	2012	2011	(2)
Business segment income
Net interest income	$1,229	$1,197	$1,145		$4,756	$4,553
Net fee and commission revenues	376	375	363		1,477	1,418
Net income from investments in associated corporations	(2)	5	2		4	7
Other operating income	(2)	43	2		50	13
Provision for credit losses	132	118	135		506	592
Operating expenses	820	793	797		3,152	3,084
Provision for income taxes	168	188	161		691	645
Net income	$481	$521	$419		$1,938	$1,670
Net income attributable to non-controlling interests	$-	$1	$-		$2	$3
Net income attributable to equity holders of the Bank	$481	$520	$419		$1,936	$1,667
Other measures
Return on economic equity(1)	37.7%	41.7%	35.2%		39.1%	35.7%
Average assets ($ billions)	$232	$227	$216		$225	$210
Average liabilities ($ billions)	$153	$152	$145		$150	$143

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Q4 2012 v Q4 2011

Canadian Banking reported net income of $481 million in the fourth quarter, an increase of $62 million or 15% from the same period last year, mainly driven by strong asset and deposit growth. Return on economic equity increased to 37.7% from 35.2% last year.

Average assets rose by $16 billion or 7% from the same quarter last year.  This was due primarily to growth of $11 billion or 8% in residential mortgages and $3 billion or 6% in personal loans.  There was also growth in commercial and small business lending. Average deposits increased by $7 billion or 5%, with strong growth in each of retail, small business and commercial banking.  Retail Banking experienced solid growth in chequing accounts of $1 billion or 7% and savings deposits of $2 billion or 7%. There was also growth of $4 billion or 14% in small business and commercial banking business operating accounts.

Total revenues increased by $89 million or 6% from the fourth quarter last year, with growth in both net interest income and net fee and commissions revenues.

Net interest income of $1,229 million was up $84 million or 7% from the fourth quarter last year.  This was driven by strong volume growth in both assets and deposits.  Net interest margin was relatively unchanged as higher spreads on fixed rate mortgages were offset by narrower spreads on personal deposits reflecting a competitive pricing environment.

Net fee and commission revenues increased $13 million or 4% from the same quarter last year due to higher commercial banking fees and transaction-driven card revenues and deposit fees in retail banking, as a result of significant new account growth.

The provision for credit losses was $132 million this quarter, down from $135 million in the same quarter last year, with lower provisions in retail partially offset by higher commercial banking provisions.

Operating expenses were up $23 million or 3%.  Staffing decreased from the same quarter last year reflecting the impact of operational efficiency initiatives and the divesture of the leasing business, partly offset by an increase in personnel to support business growth and new initiatives.  Operating leverage was a positive 3.1% year over year.

Q4 2012 v Q3 2012

Quarter over quarter, net income decreased $40 million or 8%. Excluding the $32 million after-tax gain on the sale of a non-strategic leasing business, net income decreased $8 million or 2% reflecting an increase in operating expenses and higher provisions for credit losses, partly offset by higher net interest income as a result of continued strong asset growth. Return on economic equity was 37.7% versus 41.7% last quarter.

Average assets rose $5 billion or 2%, mainly from solid growth in retail mortgages.  Average deposits grew $1 billion or 1% mainly in savings in retail and business operating accounts in commercial banking.

Total revenue decreased $19 million or 1% quarter over quarter.

Net interest income increased $32 million or 3% mainly from strong asset growth.

Other operating income decreased $45 million as the previous quarter included a pre-tax $44 million gain on sale of the leasing business.

The provision for credit losses was $132 million in Canadian Banking, up $14 million from the previous quarter due to higher commercial provisions.

Operating expenses rose $27 million or 3% compared to last quarter mainly from investments in business initiatives and seasonally higher costs.

International Banking

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2012	2012	2011	(2)	2012	2011	(2)
Business segment income
Net interest income	$1,153	$1,175	$941		$4,468	$3,579
Net fee and commission revenues	352	320	294		1,299	1,076
Net income from investments in associated corporations	103	104	100		384	378
Other operating income	84	93	100		347	356
Provision for credit losses	176	168	158		613	509
Operating expenses	979	937	820		3,687	3,038
Provision for income taxes	84	145	86		464	375
Net income	$453	$442	$371		$1,734	$1,467
Net income attributable to non-controlling interests	$52	$50	$9		$169	$59
Net income attributable to equity holders of the Bank	$401	$392	$362		$1,565	$1,408
Other measures
Return on economic equity(1)	12.4%	11.7%	13.3%		12.3%	13.2%
Average assets ($ billions)	$111	$112	$98		$109	$93
Average liabilities ($ billions)	$73	$72	$62		$70	$59

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Q4 2012 v Q4 2011

International Banking reported a strong fourth quarter with net income of $453 million.  This was an increase of $82 million or 22% year-over-year notwithstanding $27 million of negative goodwill from an acquisition in the fourth quarter last year.  The increase was driven by strong broad-based asset and deposit growth and the contribution from acquisitions, particularly Banco Colpatria in Colombia.  Return on economic equity was 12.4% versus 13.3% in the same quarter last year.

Average assets were $111 billion this quarter, up $13 billion or 13% from the same quarter last year.  The increase was driven by strong diversified loan growth in retail and commercial lending in Latin America and from recent acquisitions.

Total revenue was $1,692 million this quarter, up 18%, with strong growth in both net interest income and net fee and commission revenues.

Net interest income at $1,153 million increased $212 million or 23%, driven by strong loan and deposit growth, the positive impact of acquisitions, and increased margins in Peru and Asia partly offset by lower margins in Chile and Mexico.

Net fee and commission revenues of $352 million increased 20% largely from the acquisition of Banco Colpatria and higher retail fees in Mexico.

Income from our investments in associated corporations rose 3% to $103 million with a higher contribution from the Bank of Xi'an in China.

Other operating income at $84 million declined by $16 million due primarily to $27 million of negative goodwill last year.

The provision for credit losses was $176 million this quarter, compared to $158 million in the same quarter last year.  The increase was due mainly to higher retail provisions in Latin America as a result of recent acquisitions, partially offset by lower provisions in commercial portfolios. Excluding the impact of acquisitions, a modest increase in retail provisions in Latin America, from asset growth and softening credit conditions, was offset by lower provisions in the Caribbean.  While commercial provisions remain low relative to the size of the portfolio, they increased compared to the same quarter last year in Latin America as a result of asset growth. A net benefit of $20 million is included in the current period's provision for credit losses, due to the net amortization of the credit mark on acquired loans in Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

Operating expenses of $979 million increased $159 million, or 19% year over year, largely attributable to acquisitions.  Other contributors were higher remuneration and premises costs, largely in Latin America, as a result of general inflationary increases and to support growth.

The productivity ratio was 57.9% versus 57.1% for the same quarter last year.

The effective tax rate decreased to 15.6% from 18.8% in the same quarter last year mainly due to the increase in deferred tax assets in Chile as a result of changes in tax rates and recoveries in Mexico.

Q4 2012 v Q3 2012

Net income increased to $453 million, up $11 million or 2% compared to last quarter.  The quarter benefited from solid retail asset growth in Latin America and the impact of lower taxes in Chile and Mexico.  Partly offsetting were seasonally higher expenses and the negative impact of foreign currency translation.

Return on economic equity was 12.4% versus 11.7% last quarter.

Average assets of $111 billion this quarter, were up $1 billion quarter-over-quarter excluding the negative impact of foreign currency translation of $1.8 billion.  Underlying retail loan growth was 5%, with broad based growth in all markets in Latin America. Commercial loan growth was 1% excluding foreign currency translation, as good growth in Latin America was offset by declines in Asia.

Revenues at $1,692 million were in line with last quarter with higher non-interest revenue being offset by lower net interest income.

Net interest income of $1,153 million decreased 2% compared to last quarter largely as a result of the negative impact of foreign exchange translation and lower margins in Chile due to lower inflation rates.  This was partially offset by continued growth in Mexico, Peru, and the Caribbean and Central America.

Net fee and commission revenues of $352 million increased 10% largely reflecting seasonally higher retail banking fees in Latin America.

Other operating income at $84 million was lower than last quarter by $9 million, as lower securities gains were largely offset by increased foreign exchange trading revenue.

The provision for credit losses was $176 million this quarter, compared to $168 million last quarter. The increase was due primarily to higher retail and commercial provisions in the Caribbean and Central America, partially offset by lower provisions in Latin America, mostly related to the acquisition in Colombia.  A net benefit of $20 million is included in the current period's provision for credit losses, due to the net amortization of the credit mark on acquired loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.  Excluding the impact of recent acquisitions, commercial and retail provisions increased $19 million and $9 million respectively. Continued economic softness in the Caribbean is negatively impacting both portfolios.

Operating expenses rose $42 million or 4% to $979 million, primarily in Latin America, reflecting seasonal increases related to advertising campaigns, and business development.

The productivity ratio was 57.9% versus 55.4% last quarter.

The effective tax rate decreased to 15.6% from 24.7% in the last quarter due to the increase in deferred tax assets in Chile as a result of changes in tax rates, and tax recoveries in Mexico.

Global Wealth Management

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2012	2012	2011	(2)	2012	2011	(2)
Business segment income
Net interest income	$125	$128	$121		$502	$444
Net fee and commission revenues	646	610	586		2,469	2,205
Net income from investments in associated corporations	53	50	48		210	212
Other operating income	99	98	83		392	576
Provision for credit losses	2	1	1		3	2
Operating expenses	538	509	513		2,067	1,900
Provision for income taxes	83	92	62		333	280
Net income	$300	$284	$262		$1,170	$1,255

Net income attributable to non-controlling interests	$6	$6	$8		$25	$29
Net income attributable to equity holders of the Bank	$294	$278	$254		$1,145	$1,226
Other measures
Return on economic equity(1)	15.1%	14.1%	12.8%		14.5%	17.6%
Assets under administration ($ billions)(1)	$283	$272	$262		$283	$262
Assets under management ($ billions)(1)	$115	$109	$103		$115	$103
Average assets ($ billions)	$14	$14	$13		$14	$12
Average liabilities ($ billions)	$16	$16	$13		$16	$13

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Q4 2012 v Q4 2011

Global Wealth Management reported net income of $300 million this quarter, an increase of $38 million or 15% from the same quarter last year. Net income increased due to strong results from insurance and wealth management driven by higher assets under management and assets under administration from net sales and higher financial market levels. Return on equity was 15.1%, compared to 12.8% last year.

Assets under management (AUM) of $115 billion increased $12 billion or 12% from the same quarter last year notwithstanding challenging financial markets, primarily driven by positive mutual fund sales and new client acquisition. Assets under administration (AUA) increased $21 billion or 8% to $283 billion. AUM and AUA from the Bank's investment in CI Financial are not included in these figures.

Total revenues increased $85 million or 10% to $923 million driven by strong growth across the insurance and wealth management businesses, with the exception of lower online brokerage revenues due to lower trading volumes. Approximately 84% of total revenue was attributable to wealth management and 16% to global insurance, in line with last year.

Net interest income of $125 million increased $4 million or 3% over the same quarter last year, with growth primarily in average deposits.

Net fee and commission revenues of $646 million increased by $60 million or 10% from strong growth in global asset management and global insurance. In addition, revenues also increased in international wealth, full service brokerage and Canadian private client businesses partially offset by a decline in online brokerage.

Net income from investments in associated corporations increased $5 million or 10%.

Other operating income of $99 million increased by $16 million or 19% mainly due to higher global insurance revenues.

Operating expenses increased by $25 million or 5% from the same quarter last year due mainly to higher volume-related expenses partially offset by discretionary expense management. Year-over-year operating leverage was a very good 5.3%.

Q4 2012 v Q3 2012

Quarter over quarter, net income increased by $16 million or 6%. Adjusting for the CI Financial deferred tax charge in the previous quarter, net income grew by $4 million or 1% due to higher global asset management, brokerage and global insurance revenues.

Quarter over quarter, AUM increased by $6 billion or 6%, due in part, to higher financial market levels and strong mutual fund sales, while AUA grew by $11 billion or 4%.

Total revenue increased by $37 million or 4% quarter over quarter, mainly from revenue growth in global asset management, brokerage and international wealth businesses. In addition, global insurance revenues also increased from higher sales.

Net interest income decreased by $3 million or 2% to $125 million this quarter.

Net fee and commission revenues of $646 million increased by $36 million or 6% due to higher fee revenues across all wealth management businesses and higher revenues in global insurance.

Net income from associated corporations increased by $3 million or 6%.

Other operating income of $99 million grew by $1 million or 1%.

Operating expenses increased 6% from last quarter due primarily to seasonality and higher volume-related expenses, performance-based compensation and expenses to support business growth.

Global Banking and Markets

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2012	2012	2011	(2)	2012	2011	(2)
Business segment income
Net interest income	$217	$202	$193		$792	$768
Net fee and commission revenue	338	289	282		1,246	1,198
Net income from investments in associated corporations	1	-	-		1	-
Other operating income	361	419	194		1,543	1,174
Provision for credit losses	11	15	17		30	33
Operating expenses	390	374	370		1,519	1,482
Provision for income taxes	120	123	39		541	367
Net income	$396	$398	$243		$1,492	$1,258
Net income attributable to non-controlling interests	$1	$1	$-		$2	$-
Net income attributable to equity holders of the Bank	$395	$397	$243		$1,490	$1,258
Other measures
Return on economic equity(1)	30.1%	29.0%	17.9%		27.9%	21.8%
Average assets ($ billions)	$232	$227	$203		$219	$192
Average liabilities ($ billions)	$174	$172	$159		$165	$147

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Q4 2012 v Q4 2011

Net income for the quarter was $396 million, an increase of $153 million from last year largely reflecting a significant improvement in revenues across the business platform compared to the challenging market conditions experienced in 2011. Return on economic equity was 30.1%, compared with 17.9% in the same period last year.

Average assets increased $29 billion to $232 billion compared to the fourth quarter of last year.  There were increases of $12 billion in securities purchased under resale agreements and $13 billion in securities, mainly from the continued growth of the fixed income business.  Corporate loans and acceptances also grew by $5 billion, mainly investment grade loans in the U.S. and Europe.

Total revenues were $917 million, up $248 million or 37% compared to the fourth quarter of last year. The improvement was primarily driven by the fixed income business, as well as stronger revenues in equities, commodities, corporate lending and investment banking.

Net interest income rose $24 million year over year. This was driven by slightly higher spreads in Canada and Europe, as well as increases in corporate lending volumes of $4 billion, mainly in the U.S. and Europe.

Net fee and commission revenues increased by $56 million year over year.  This was largely driven by underwriting fees in fixed income, equities and investment banking.  Credit fees also increased in Canadian lending.

Other operating income of $361 million reflects a significant $167 million improvement from the challenging market conditions in the fourth quarter last year.  Fixed income, equities and U.S. corporate lending were the main contributors to this strong result.  This was partly offset by somewhat lower results in the foreign exchange and precious metals businesses.

Global Banking and Markets had provisions for credit losses of $11 million this quarter, compared to $17 million in the fourth quarter of last year. The provisions in the current quarter were primarily related to higher provisions in the United States and Canada.

Total non-interest expenses were $390 million or 5% higher than last year. The increase mainly reflects higher results-driven performance and stock-based compensation.

The effective tax rate was higher due to a higher level of tax recoveries in the prior year.

Q4 2012 v Q3 2012

Net income declined $2 million from the prior quarter to $396 million. Return on economic equity was 30.1%, compared with 29.0% in the previous quarter.

Average Assets increased $5 billion from the prior quarter, primarily due to higher securities purchased under resale agreements.  There was also growth of $2 billion in corporate loans and acceptances, offset by lower securities.

Total revenues of $917 million increased 1% compared to the previous quarter. Improvements in the U.S., Europe and Canadian lending businesses, fixed income and investment banking were partly offset by market driven declines in the other capital markets businesses.

Net interest income rose 7% to $217 million. This improvement was mainly due to spread increases in Canada and an increased contribution from the U.S. multi-seller conduit, combined with modest volume growth in Europe.

Net fee and commission revenues increased by $49 million from the prior quarter.  Underwriting fees were higher in fixed income, equities and investment banking.  Also acceptances fees were higher in Canadian lending.

Other operating income of $361 million declined by $58 million from the strong results last quarter.  There were declines in each of the capital markets businesses, due to lower market activity.

Global Banking and Markets had provisions for credit losses of $11 million this quarter, compared to $15 million in the previous quarter, with lower provisions in the United States, partially offset by higher provisions in Canada due to one corporate account.

Total operating expenses rose 4% to $390 million. The increase was due primarily to higher stock-based compensation, salaries and professional fees.

Other(1)

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(2)	2012	2012	2011	(3)	2012	2011	(3)
Business segment income
Net interest income(4)	$(144)	$(135)	$(71)		$(515)	$(330)
Net fee and commission revenues	(78)	(31)	(36)		(217)	(170)
Net income from investments in associated corporations	(37)	(48)	(41)		(157)	(164)
Other operating income(4)	(10)	618	(81)		650	17
Provision for credit losses	-	100	(30)		100	(60)
Operating expenses	(14)	5	(11)		(22)	(23)
Provision for income taxes(4)	(144)	(107)	(50)		(449)	(244)
Net income	$(111)	$406	$(138)		$132	$(320)
Net income attributable to non-controlling interests	$7	$(8)	$14		$25	$58
Capital instrument holders
Net income attributable to equity holders of the Bank	$(118)	$414	$(152)		$107	$(378)
Other measures
Average assets ($ billions)	$89	$95	$85		$93	$79
Average liabilities ($ billions)	$222	$225	$204		$222	$194

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, and tax normalization. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2012 ($74), July 31, 2012 ($77), October 31, 2011 ($74), and the years ended October 31, 2012 ($288) and October 31, 2011 ($287) to arrive at the amounts reported in the Consolidated Statement of Income.

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period analysis is not relevant.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $74 million in the fourth quarter, compared to $74 million in the same period last year and $77 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each quarter.

Q4 2012

The net loss of $111 million primarily reflected the impact of asset / liability management activities and a $20 million after-tax offset to revenues reported in the other operating segments related to the underwriting of the Bank's common share issuance during the quarter. The latter had no impact on the Bank's consolidated results. Partly offsetting were net gains of $31 million after-tax on investment securities.

Q3 2012

The net income of $406 million included the after-tax gain of $614 million on sale of Scotia Plaza in Toronto and an increase in the collective allowance for credit losses on performing loans of $74 million after-tax. Adjusting for these items, the Other segment had a net loss of $134 million primarily from the impact of asset / liability management activities, net losses of $11 million after-tax on investment securities, and a redemption cost of $17 million after-tax on a capital instrument liability which was fully offset in non-controlling interest.

Q4 2011

The net loss of $138 million mainly reflected the impact of asset / liability management activities and foreign currency related losses of $34 million arising from the conversion to IFRS, which were subsequently hedged later in 2011. Partly offsetting were net gains of $46 million after-tax on investment securities and a $22 million after-tax reduction in the collective allowance for credit losses on performing loans.

Total

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2012	2012	2011	2012	2011
Business segment income
Net interest income	$2,580	$2,567	$2,329	$10,003	$9,014
Net fee and commission revenues	1,634	1,563	1,489	6,274	5,727
Net income from investments in associated corporations	118	111	109	442	433
Other operating income	532	1,271	298	2,982	2,136
Provision for credit losses	321	402	281	1,252	1,076
Operating expenses	2,713	2,618	2,489	10,403	9,481
Provision for income taxes	311	441	298	1,580	1,423
Net income	$1,519	$2,051	$1,157	$6,466	$5,330
Net income attributable to non-controlling interests	$66	$50	$31	$223	$149
Non-controlling interests in subsidiaires	59	58	17	198	91
Capital instrument equity holders	7	(8)	14	25	58
Net income attributable to equity holders of the Bank	$1,453	$2,001	$1,126	$6,243	$5,181
Other measures
Return on equity(1)	16.4%	24.6%	16.4%	19.7%	20.3%
Average assets ($ billions)	$678	$675	$615	$660	$586
Average liabilities ($ billions)	$638	$637	$583	$623	$556

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Quarterly Financial Highlights

	For the three months ended
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2012	2012	2012	2012	2011	2011	2011	2011
Total revenue ($ millions)	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08

(1)	Refer to Non-GAAP measures section for a discussion of these measures.

Consolidated Statement of Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2012	2012	2011	2012	2011
Revenue
Interest income
Loans	$3,975	$4,017	$3,671	$15,608	$14,376
Securities	262	272	255	1,041	986
Securities purchased under resale agreements	53	60	52	220	220
Deposits with banks	69	68	76	285	273
	4,359	4,417	4,054	17,154	15,855
Interest expense
Deposits	1,499	1,550	1,404	5,947	5,589
Subordinated debentures	104	93	93	381	369
Capital instruments	28	35	33	132	138
Other	148	172	195	691	745
	1,779	1,850	1,725	7,151	6,841
Net interest income	2,580	2,567	2,329	10,003	9,014
Fee and commission revenues
Banking	853	815	765	3,215	2,872
Wealth management	553	535	530	2,170	1,963
Underwriting and other advisory	131	113	92	493	492
Non-trading foreign exchange	86	91	94	365	349
Other	75	75	67	293	267
	1,698	1,629	1,548	6,536	5,943
Fee and commission expenses	64	66	59	262	216
Net fee and commission revenues	1,634	1,563	1,489	6,274	5,727
Other operating income
Trading revenues	319	357	155	1,316	830
Net gain on investment securities	64	10	64	185	285
Net income from investments in associated corporations	118	111	109	442	433
Insurance underwriting income, net of claims	99	100	85	388	294
Other	50	804	(6)	1,093	727
	650	1,382	407	3,424	2,569
Total revenue	4,864	5,512	4,225	19,701	17,310
Provision for credit losses	321	402	281	1,252	1,076
	4,543	5,110	3,944	18,449	16,234
Operating expenses
Salaries and employee benefits	1,402	1,476	1,370	5,749	5,358
Premises and technology	445	408	392	1,607	1,446
Depreciation and amortization	119	117	108	450	413
Communications	98	94	87	373	344
Advertising and business development	144	104	132	450	427
Professional	104	81	72	340	262
Business and capital taxes	68	62	43	248	183
Other	333	276	285	1,186	1,048
	2,713	2,618	2,489	10,403	9,481
Income before taxes	1,830	2,492	1,455	8,046	6,753
Income tax expense	311	441	298	1,580	1,423
Net income	$1,519	$2,051	$1,157	$6,466	$5,330

Net income attributable to non-controlling interests	$66	$50	$31	$223	$149
Non-controlling interests in subsidiaires	59	58	17	198	91
Capital instrument equity holders	7	(8)	14	25	58
Net income attributable to equity holders of the Bank	1,453	2,001	1,126	6,243	5,181
Preferred shareholders	55	55	55	220	216
Common shareholders	$1,398	$1,946	$1,071	$6,023	$4,965
Earnings per common share (in dollars)(1):
Basic	$1.20	$1.70	$0.99	$5.31	$4.63
Diluted	$1.18	$1.69	$0.97	$5.22	$4.53

(1)	The calculation of earnings per share is based on full dollar and share amounts.

See Basis of Preparation below.

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2012	2012	2011
Assets
Cash and deposits with banks	$54,804	$62,438	$45,222
Precious metals	12,387	9,177	9,249
Trading assets
Securities	74,639	81,641	62,192
Loans	12,857	12,139	13,607
Other	100	17	-
	87,596	93,797	75,799
Financial assets designated at fair value through profit or loss	197	257	375
Securities purchased under resale agreements	47,354	46,632	34,582
Derivative financial instruments	30,327	33,853	37,322
Investment securities	33,361	30,381	30,176
Loans
Residential mortgages	175,630	171,888	161,685
Personal and credit cards	68,277	67,174	63,317
Business and government	123,828	120,358	105,260
	367,735	359,420	330,262
Allowance for credit losses	2,969	2,862	2,689
	364,766	356,558	327,573
Other
Customers' liability under acceptances	8,932	8,635	8,172
Property and equipment	2,260	2,145	2,504
Investments in associates	4,760	4,656	4,434
Goodwill and other intangible assets	8,692	8,708	7,639
Deferred tax assets	1,936	2,065	2,214
Other assets	10,672	10,668	9,162
	37,252	36,877	34,125
Total assets	$668,044	$669,970	$594,423
Liabilities
Deposits
Personal	$138,051	$137,657	$133,025
Business and government	295,588	294,943	266,965
Banks	29,970	28,422	21,345
	463,609	461,022	421,335
Other
Acceptances	8,932	8,635	8,172
Obligations related to securities sold short	18,622	20,780	15,450
Derivative financial instruments	35,299	38,250	40,236
Obligations related to securities sold under repurchase agreements	56,949	62,509	38,216
Subordinated debentures	10,143	6,899	6,923
Capital instruments	1,358	1,342	2,003
Other liabilities	31,753	32,047	29,848
	163,056	170,462	140,848
Total liabilities	626,665	631,484	562,183

Equity
Common equity
Common shares	13,139	11,163	8,336
Retained earnings	21,978	21,253	18,421
Accumulated other comprehensive income (loss)	(31)	(141)	(497)
Other reserves	166	139	96
Total common equity	35,252	32,414	26,356
Preferred shares	4,384	4,384	4,384
Total equity attributable to equity holders of the Bank	39,636	36,798	30,740
Non-controlling interests
Non-controlling interests in subsidiaires	966	918	626
Capital instrument equity holders	777	770	874
Total equity	41,379	38,486	32,240
Total liabilities and equity	$668,044	$669,970	$594,423

See Basis of Preparation below.

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive
			income (loss)									Non-controlling interests

(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves (2)		Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interests in subsidiaries		Capital Instrument equity holders	Total
Balance as at
November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96		$26,356	$4,384	$30,740	$626		$874	$32,240
Net income	-	6,023	-	-	-	-	-		6,023	220	6,243	198		25	6,466
Other comprehensive
income (loss)	-	-	169	156	116	25	-		466	-	466	(25)		-	441
Total comprehensive
income	$-	$6,023	$169	$156	$116	$25	$-		$6,489	$220	$6,709	$173		$25	$6,907
Shares issued	4,803	8	-	-	-	-	(26)		4,785	-	4,785	-		-	4,785
Common dividends paid	-	(2,493)	-	-	-	-	-		(2,493)	-	(2,493)	-		-	(2,493)
Preferred dividends paid	-	-	-	-	-	-	-		-	(220)	(220)	-		-	(220)
Distributions to
non-contolling interests	-	-	-	-	-	-	-		-	-	-	(44)		(115)	(159)
Share-based payments	-	-	-	-	-	-	38		38	-	38	-		-	38
Other	-	19	-	-	-	-	58	(3)	77	-	77	211	(4)	(7)	281
Balance as at
October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166		$35,252	$4,384	$39,636	$966		$777	$41,379

Balance as at
November 1, 2010	$5,750	$15,684	$-	$616	$(357)	$10	$25		$21,728	$3,975	$25,703	$559		$956	$27,218
Net income	-	4,965	-	-	-	-	-		4,965	216	5,181	91		58	5,330
Other comprehensive
income (loss)	-	-	(697)	(175)	106	-	-		(766)	-	(766)	5		-	(761)
Total comprehensive
income	$-	$4,965	$(697)	$(175)	$106	$-	$-		$4,199	$216	$4,415	$96		$58	$4,569
Shares issued	2,586	-	-	-	-	-	(11)		2,575	409	2,984	-		-	2,984
Common dividends paid	-	(2,200)	-	-	-	-	-		(2,200)	-	(2,200)	-		-	(2,200)
Preferred dividends paid	-	-	-	-	-	-	-		-	(216)	(216)	-		-	(216)
Distributions to
non-contolling interests	-	-	-	-	-	-	-		-	-	-	(41)		(140)	(181)
Share-based payments	-	-	-	-	-	-	46		46	-	46	-		-	46
Other	-	(28)	-	-	-	-	36		8	-	8	12	(4)	-	20
Balance as at
October 31, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96		$26,356	$4,384	$30,740	$626		$874	$32,240

(1)	Includes undistributed retained earnings of $38 (2011 - $34) related to a foreign associated corporation, which is subject to local regulatory restrictions.
(2)	Represents amounts on account of share-based payments.
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.
See Basis of Preparation below.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2012	2012	2011	2012	2011

Net income	$1,519	$2,051	$1,157	$6,466	$5,330
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(19)	279	474	85	(726)
Net gains (losses) on hedges of net investments in foreign operations	(26)	(27)	(301)	(33)	47
Income tax expense (benefit)	(69)	(33)	(83)	(97)	18
	24	285	256	149	(697)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	110	93	(151)	331	(107)
Reclassifciation of net (gains) losses to net income	(42)	(99)	(110)	(176)	(112)
Income tax expense (benefit)	5	(22)	(66)	4	(50)
	63	16	(195)	151	(169)
Net changes in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated
as cash flow hedges	2	(50)	(9)	32	91
Reclassification of net (gains) losses to net income	12	37	24	124	57
Income tax expense (benefit)	4	(8)	3	40	43
	10	(5)	12	116	105
Other comprehensive income from investments in associates	2	7	-	25	-
Other comprehensive income (loss)	99	303	73	441	(761)
Comprehensive income	$1,618	$2,354	$1,230	$6,907	$4,569

Comprehensive income attributable to non-controlling interests	$55	$49	$53	$198	$154
Non-controlling interests in subsidiaries	48	57	39	173	96
Capital instrument equity holders	7	(8)	14	25	58
Comprehensive income attributable to equity holders of the Bank	1,563	2,305	1,177	6,709	4,415
Preferred shareholders	55	55	55	220	216
Common shareholders	$1,508	$2,250	$1,122	$6,489	$4,199

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.
See Basis of Preparation below

Consolidated Statement of Cash Flows

	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2012	2011	2012	2011

Cash flows from operating activities
Net income	$1,519	$1,157	$6,466	$5,330
Adjustment for:
Net interest income	(2,580)	(2,329)	(10,003)	(9,014)
Depreciation and amortization	119	108	450	413
Acquisition-related gains	-	-	-	(286)
Provisions for credit losses	321	281	1,252	1,076
Equity-settled share-based payment expenses	7	6	38	46
Net gain on investment securities	(64)	(64)	(185)	(285)
Net income from investments in associated corporations	(118)	(109)	(442)	(433)
Gain on sale of property and equipment	(5)	3	(864)	(5)
Provision for income taxes	311	298	1,580	1,423
Changes in operating assets and liabilities:
Trading assets	6,355	12,253	(11,976)	(2,758)
Securities purchased under resale agreements	(540)	(4,309)	(13,322)	(7,462)
Loans	(9,063)	(7,791)	(33,351)	(22,250)
Deposits	3,140	(285)	36,878	38,997
Obligations related to securities sold short	(2,350)	(6,764)	3,560	(5,939)
Obligations related to assets sold under repurchase agreements	(5,663)	(309)	18,936	6,206
Net derivative financial instruments	464	(915)	2,206	(1,422)
Other, net	(3,399)	3,778	(2,070)	1,393
Dividends received	257	219	1,026	1,583
Interest received	4,012	4,338	16,224	17,535
Interest paid	(1,557)	(2,228)	(7,293)	(10,139)
Income tax paid	(251)	(78)	(1,041)	(1,304)
Net cash from/(used in) operating activities	(9,085)	(2,740)	8,069	12,705

Cash flows from investing activities
Interest-bearing deposits with banks	7,640	5,694	(8,475)	(4,174)
Purchase of investment securities	(12,144)	(8,972)	(34,856)	(30,440)
Proceeds from sale and maturity of investment securities	9,338	8,112	31,780	31,889
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	4	(133)	(458)	(544)
Proceeds from disposal of real estate assets	-	-	1,407	-
Other property and equipment, net of disposals	(181)	(143)	(434)	(371)
Other, net	(53)	(209)	(298)	(4,167)
Net cash from/(used in) investing activities	4,604	4,349	(11,334)	(7,807)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	3,250	-	3,250	-
Redemption of subordinated debentures	-	-	(20)	-
Redemption of capital instruments	-	-	(750)	(500)
Proceeds from common shares issued	1,966	201	4,200	736
Cash dividends paid	(727)	(619)	(2,713)	(2,416)
Distributions to non-controlling interests	(11)	(9)	(159)	(181)
Other, net	55	(591)	287	(1,914)
Net cash from/(used in) financing activities	4,533	(1,018)	4,095	(4,275)
Effect of exchange rate changes on cash and cash equivalents	3	57	(88)	(59)
Net change in cash and cash equivalents	55	648	742	564
Cash and cash equivalents at beginning of period(1)	4,981	3,646	4,294	3,730
Cash and cash equivalents at end of period(1)	$5,036	$4,294	$5,036	$4,294

(1)	Represents cash and non-interest bearing deposits with banks.

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by IASB and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2012, which will be available today at www.scotiabank.com. With the Canadian Accounting Standards Board adopting International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank.  As these are the Bank's first consolidated financial statements that have been presented under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

Shareholder and investor information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Annual Meeting date for fiscal 2012
Shareholders are invited to attend the 181st Annual Meeting of Holders of Common Shares, to be held on April 9, 2013, at the World Trade and Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia, beginning at 10:00 a.m. (local time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 12, 2013.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on Friday December 7, 2012 at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 416-644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from December 7, 2012, to December 22 , 2012, by calling 416-640-1917 or 1-877-289-8525 and entering the identification code 4487936#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada
M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273; Ann DeRabbie, Director, Media Communications, (416) 933-1344

CO: Scotiabank

CNW 07:44e 07-DEC-12